Exhibit 99.1

                       CARNEGIE INTERNATIONAL CORPORATION

BALTIMORE, MD, Friday, October 29, 1999 - Carnegie International Corporation today replied to assertions made by Grant Thornton, LLP, its former auditors, concerning the Company's financial reports for the years 1997 and 1998.

Grant Thornton was engaged by the Company in January 1998, as the Company's certifying accountant, and previously issued reports concerning the Company's financial statements for 1997 and 1998. Grant Thornton's report on the Company's financial statements for each of those years did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and subsequent interim periods, and until Grant Thornton's recent termination by the Company, the Company has not had any disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Grant Thornton had not been engaged to audit the Company's financial statements for the year 1999.

The Company made available to Grant Thornton ALL of the Company's records. Nothing was withheld. At all times during its work for the Company, Grant Thornton had unfettered access to all of the Company's paper and computer records, and it was given a key to the Company's offices, so that Grant Thornton's personnel could gain access to those records during and after normal business hours, even when no Company employees were present. To the best of the Company's knowledge, Grant Thornton did, in fact, avail itself of this unfettered access, working outside normal business hours. The Company has been billed by Grant Thornton for more than $500,000 of work incurred in auditing the Company's 1998 financial statements, alone. Grant Thornton knew or should have known of the existence of all documents relevant to any issue that may have been raised in the course of its audit, or thereafter.

On September 21, 1999, the Company's Board of Directors voted to terminate the Company's relationship with Grant Thornton, and to engage Merdinger, Fruchter, Rosen & Corso, PC, of New York, as its new independent auditors. The Company terminated Grant Thornton as its auditor on September 24, 1999.

On September 28, 1999, the Company filed a Current Report (Form 8-K) with the Securities and Exchange Commission to report on certain assertions made by Grant Thornton in letters to the Company dated September 24, the day Grant Thornton was fired. Among other things, those letters from Grant Thornton informed the Company that Grant Thornton had withdrawn its Auditor's Report for the year 1998. Grant Thornton did not and has never withdrawn its Auditor's Report for the year 1997.

On October 11, 1999, Grant Thornton sent the Company its response to the Company's Current Report of September 28, 1999. Grant Thornton's response was also filed by the Company with the SEC in an Amended Current Report (Form 8-K/A) on October 13. Both the Company's Current Report and Grant Thornton's response can be found at www.freeedgar.com, using "Carnegie International" as the search term.

The Company disputes the assertions made in Grant Thornton's October 11, 1999 letter, and believes that many of the comments made in Grant Thornton's letter are incorrect and unfounded.

In its Form 8-K, the Company addressed some of the issues raised by Grant Thornton's September 24 letters, as follows: "The Company believes that Grant Thornton has no material basis for its stated conclusion that it cannot rely upon the representations of Carnegie's current management." Grant Thornton has never provided the Company, or the Audit Committee appointed by the Company's Board, with any written report stating the evidential detail and basis for Grant Thornton's recent conclusion.

Grant Thornton's October 11 letter suggests that, prior to September 24, it had informed the Company that it might have lost confidence in the representations of Carnegie's management. On one occasion, Grant Thornton made such a suggestion, and withdrew it the following day. On a second occasion, prior to September 24, when Grant Thornton intimated that it might have such beliefs, the Company requested that Grant Thornton provide the Company with specific factual detail concerning the basis for any such beliefs. Grant Thornton has not written the Company's Audit Committee to report any such beliefs and, when challenged to do so by the Company's management, Grant Thornton did not set forth its factual basis for any such conclusion. The Company notes that, notwithstanding Grant Thornton's recent assertions about the Company's management, Grant Thornton never believed it necessary, as a matter of that firm's professional ethics, to resign.

The only written comments which the Company received from Grant Thornton, before the Company filed its Form 8-K, were those set forth in Grant Thornton's September 24 letter. The only other comments, written or oral, which were received by the Company before October 11, were those addressed in the Form 8-K. Virtually all of the comments made in Grant Thornton's October 11 letter were not set forth in Grant Thornton's September 24 letters to the Company, and were not otherwise conveyed to the Company verbally or in writing. They were, therefore, not addressed in the Company's initial Form 8-K. While the Company believes that each of the assertions made in Grant Thornton's October 11 letter is without substance, the Company also believes it appropriate to respond to some of those assertions.

                          ALLEGED "REPORTABLE EVENTS"

Nothing in Grant Thornton's October 11 letter disputes or sets forth any disagreements with the Company's description of facts relating to the Westshire stock transaction, contained in the Company's initial Form 8-K.

In its October 11 letter, Grant Thornton refers to certain written representations made by the Company's management, in connection with Grant Thornton's audit of the Company's 1998 financial statements. Grant Thornton notes that, on or about April 22, 1999, the Company's Chairman, CEO and Chief Financial Officer provided Grant with a management representation letter, including the following representation: "We have made available to you all requested agreements and there are no side agreements, written or oral, pertaining to such agreements."

Grant Thornton suggests that it has "discovered that this representation was incorrect." It asserts that, during the audit of the 1998 financial statements, Management provided Grant Thornton with an acquisition agreement dated February 26, 1999, relating to the Company's 1999 acquisition of Paramount International Telecommunications, Inc. Carnegie signed a letter of intent to acquire Paramount on December 15, 1998; Carnegie's acquisition of Paramount was not completed until late February 1999.

Grant Thornton contends, in its October 11 letter, that "Management did not ... furnish us with a related side agreement dated February 27, 1999," and that Grant Thornton "learned of the existence of the side agreement in August, 1999 when we received a copy of a letter sent to Carnegie demanding payment of a finders fee of $350,000 in accordance with the February 27, 1999 side agreement." These were the only assertions of which the Company was aware, based upon Grant Thornton's oral assertions, prior to filing the Company's Form 8-K.

The so-called "side agreement," to which Grant Thornton's comment refers, was an agreement concluded between Paramount and a broker, Bristol Capital, L.L.C., dated December 1, 1998, pursuant to which Paramount agreed to pay Bristol cash and shares in connection with the transaction that resulted in Paramount's affiliation with Carnegie. As part of that transaction, Carnegie agreed to assume Paramount's obligations to Bristol, which was negotiated to cash payment of $350,000.

The Company and its Chairman deny the allegation made by Grant Thornton, in the October 11 letter, that "When initially questioned about the existence of this side agreement, the Company's Chairman represented ... that there was no such agreement with Carnegie," and the allegation that "he stated that the agreement was between the other parties involved in the transaction." Instead, the Company's Chairman correctly stated that the agreement with Bristol, in its original form, existed between Paramount and Bristol, and that it had been agreed, as part of the purchase consideration, that the liability to Bristol would be absorbed by Carnegie. The Company also strongly disagrees with Grant Thornton's characterization of the Bristol agreement as a "material" liability.

The October 11 letter refers to a February 1999 letter of intent, and suggests that certain representations were made by the Company in an alleged July 30, 1999 representation letter, supposedly furnished by the Company's management. No such letter was ever furnished by the Company to Grant Thornton.

This assertion by Grant Thornton is simply wrong. The Company has brought this error to Grant Thornton's attention. Grant Thornton has admitted to its error and has sent the SEC a letter correcting this mistaken assertion. The Company filed Grant Thornton's correction as a further Amended Form 8-K.

The Company understands that Grant Thornton's correction to its prior letter will, instead, refer to the Company's April 22, 1999 representations to Grant Thornton. In those representations, the Company accurately stated to Grant Thornton that it had MADE AVAILABLE to [Grant Thornton] all REQUESTED agreements
 ..." In fact, as noted above, the Company made available to Grant Thornton ALL of the Company's records. Nothing was withheld.

The Company also notes that the letter of intent, to which Grant Thornton's comment refers, dealt with the acquisition of a company in the Chicago, Illinois, area, for $25,000. The Company asserts that this letter of intent was not a material transaction.

The October 11 letter also refers to certain preferred shares which were never issued. Those shares are the subject of a dispute between the Company and certain consultants. The Company disputes Grant Thornton's implication, in its October 11 letter, that the Company's management incorrectly represented to Grant Thornton any aspect of this transaction. Documents reflecting the nature and extent of this transaction were available to Grant Thornton in the Company's records. Nothing was withheld.

Grant Thornton's recent letter also asserts that that the Company's management represented to Grant Thornton, at some unspecified time, that it was "unaware of the severity of problems in the Brazilian telephone market." Grant Thornton asserts that this alleged representation was "contrary" to a certain memorandum and facsimile transmission between the Company's subsidiary, Talidan, received by the Company in February 1999.

Grant Thornton implies that it was not until August 1999 that Grant Thornton first became aware of that memorandum. In fact, that memorandum was provided to Grant Thornton as part of the Company's production of documents to Grant Thornton during its audit of the Company's 1998 financial statements. The Company also disputes Grant Thornton's conclusion that this memorandum was contrary to any representation alleged to have been made by the Company's management.

The October 11 letter suggests that Carnegie has "failed to pursue any funds" under a contract relating to one of the Company's subsidiaries, ECAC, and that "[m]anagement failed to make an effort to carry out its stated intentions respecting the Company's financial services segment." Grant Thornton has no first hand knowledge concerning the Company's intentions. It has made no effort to determine those intentions, or the Company's actions. Neither the persons involved in the ECAC transaction, nor the contemplated joint venture partner, was ever contacted by Grant Thornton, either before, during or after Grant Thornton completed its audit of the Company's 1998 financial statement, either by telephone, in person or otherwise, to determine the Company's efforts.

                     ALLEGED "RESTRICTIONS ON AUDIT SCOPE"

As noted above, nothing in Grant Thornton's October 11 letter disputes or sets forth any disagreements with the Company's description of facts relating to the Westshire stock transaction, contained in the Company's initial Form 8-K. Instead, without identifying the "information" to which it refers, the letter suggests that the Company's Form 8-K "omits significant information relevant to an understanding of [Grant Thornton's] conclusion that [it has] been restricted in the scope of [its] audit procedures."

Grant Thornton has raised issues concerning the Westshire transaction based upon a comment by the Securities and Exchange Commission, in a letter dated August 5, 1999, which requested information concerning the likely collectibility of the Westshire note. It is noteworthy that, despite Grant Thornton's admitted knowledge of the 1998 issuance of warrants to Westshire as an inducement for an early payment on the Westshire note, during Grant Thornton's audit of the Company's 1998 financial statements, Grant Thornton never questioned the validity or nature of that transaction, at any time prior to August 1999.

Grant Thornton's letter sets forth its speculations about transactions between Westshire, on the one hand, and Westover, Amphora and Raffel, on the other. The preponderance of evidence has been ignored by Grant Thornton, and no factual basis is set forth in Grant Thornton's letter for its speculations.

Grant Thornton has refused to act upon the facts available to it. The Company was informed by Grant Thornton that, if additional facts were not available, proper auditing procedures would require Grant Thornton to construe this 1999 transaction as one that is, in effect, a financing charge.

As noted in the Company's Form 8-K, the Company has no information concerning the nature of the transaction between Westshire, on the one hand, and Westover, Amphora, and Raffel, on the other.

The Company has no special relationship with Westshire, Westover, Amphora or Raffel. The Company cannot compel any of these persons or entities to produce the information that Grant Thornton demanded.

The Company provided Grant Thornton with the name, address and telephone number of Westshire's attorney. Grant Thornton communicated directly with Westshire's counsel, and was provided with a letter by that attorney, informing Grant Thornton that Westshire had paid fair consideration for the shares which Westshire acquired from Westover, Amphora, and Raffel. Westshire's counsel declined to provide additional information to Grant Thornton citing the attorney-client privilege, and, in addition, the fact that the transaction between Westshire and the sellers is subject to a non-disclosure agreement between those parties.

The Company's management has cooperated fully in Grant Thornton's request for information about this transaction, and has independently made efforts to persuade Westshire, through its counsel, to provide Grant Thornton with additional "evidential detail" concerning this private stock transaction.

The Company informed Grant Thornton that, if, as a result of the unavailability of any further "evidential detail," it would be necessary for Grant Thornton to regard the Westshire acquisition of shares in March 1999 as a transaction involving as "inducement for early payment on the Westshire note," that is, in effect, a financing charge, then Grant Thornton should do so. Grant Thornton refused to accept this accounting presumption. Grant Thornton refused to do anything about this matter, other than continue to assert that it was necessary for the Company to acquire information which was unavailable to either Grant Thornton or the Company.

                    ALLEGED "INTERNAL CONTROL DEFICIENCIES"

Grant Thornton has stated a belief that "internal controls necessary for Carnegie to develop reliable financial statements may no longer exist". These comments by Grant Thornton, as well as a number of others in its October 11 letter, are beyond the scope of the Company's Form 8-K and do not respond to, explain, dispute or disagree with any assertion contained therein. None of these comments by Grant Thornton was asserted before Grant Thornton was fired. None of these comments was required by any rule or regulation, or by any professional standard.

The Company has provided Grant Thornton with all information requested by Grant Thornton relating to the Company's subsidiary, Talidan. Although Grant Thornton has asserted that "it appears that [Carnegie] does not have adequate books and records to determine the accounts of Talidan in fiscal 1999," it has failed to identify a single record which Carnegie is alleged not to possess. The Company's books and records were deemed sufficient to enable Grant Thornton to determine the accounts of Talidan for 1997 and 1998. The same kinds of records are available for 1999.

Grant Thornton also complains, in its October 11 letter, that "Carnegie was also unable to provide timely supporting documentation for the disclosure related to its RomNet subsidiary," criticizing management for taking "more than a week" to provide supporting documentation.

The Company's management provided Grant Thornton with all records related to its RomNet subsidiary. The time taken to respond fully, completely and accurately to Grant Thornton's inquiries was completely reasonable and cannot be construed as support for Grant Thornton's gratuitous comments about the Company's internal controls.

                              LACK OF INDEPENDENCE

The manner in which Grant Thornton has characterized and mischaracterized events and its dealings with the Company provides evidence of Grant Thornton's lack of independence. The Company believes that numerous other factors amply support the Company's conclusion that Grant Thornton is not independent with respect to the Company's financial statements.